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                            September 21, 2022

       Balram Vaswani
       Chief Executive Officer
       NUGL, INC.
       13771 Roswell Ave, Suite F
       Chino, CA 91701

                                                        Re: NUGL, INC.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed September 6,
2022
                                                            File No. 024-11581

       Dear Mr. Vaswani:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 2 to Offering Statement on Form 1-A filed September 6,
       2022

       Cover Page

   1. Please revise your disclosure to reflect that the company is extending this offering. We note here and on page 2
that "[t]he offering will commence as soon as practicable after this Offering Circular
has been qualified by the SEC and relevant state regulators, as necessary, and will
terminate on the sooner of the sale of the maximum number of shares being sold, twelve
months from the effective date of this Offering Statement, or the decision by Company
management to extend or to deem the offering closed." We also note that it appears
the offering will terminate on September 27, 2022, or twelve months from the date of
qualification of this offering statement.
 Balram Vaswani
FirstName LastNameBalram Vaswani
NUGL, INC.
Comapany 21,
September NameNUGL,
              2022     INC.
September
Page 2    21, 2022 Page 2
FirstName LastName
Summary Information in Offering Circular, page 2

2. It appears that you intend to conduct a continuous offering. We also note your disclosure on the cover page that "[t]he proposed sale will begin as soon as practicable after this
         Offering Circular has been qualified..." However, your disclosure reflects that you have not yet sold any shares pursuant to this Form 1-A initially qualified on September 27,
         2021. Please confirm when your offering commenced after qualification and the basis for which you have satisfied the requirements of Rule 251(d)(3)(i)(F).
Item 14. Financial Statements, page F-33

3. We note your disclosure that you acquired substantially all of the assets and business of Kaya LLC in April 2022. In connection with this acquisition you have included pro forma financial information within your filing, including the consolidated statement of financial position as of March 31, 2022 and consolidated statement of operations and comprehensive loss for the periods ended March 31, 2022 and December 31, 2021. Please include the pro forma consolidated statement of financial position for the year ended December 31, 2021 for the acquisition transaction in your offering statement. Refer to guidance in (b)(7)(iv) of Part F/S of Form 1-A and Rule 8-05 of Regulation S-X.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at
202-551-
8071 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Jessica M. Lockett